UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )

Fremont Michigan Insuracorp Inc
(Name of Issuer)

Common  Stock

(Title of Class of Securities)

357365105
(CUSIP Number)

Frank Kavanaugh 2532 Dupont Drive Irvine CA 92612-1524 949-333-3133
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

6/26/2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 357365105
1. Name of Reporting Persons: Frank Kavanaugh

2. Check the Appropriate Box If a Member of a Group	a. [ ]
b. [x ]

3. SEC Use Only

4. Source of Funds: PF

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization:
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power 118500

8. Shared Voting Power

9. Sole Dispositive Power 118500

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
118500

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11
6.75%

14. Type of Reporting Person
IN

Item 1.  Security and Issuer

Fremont Michigan Insuracorp Inc. (the “Issuer”), Common Stock (the “Shares”)

The address of the Issuer is 933 East Main Street Fremont, MI 49412

Item 2.  Identity and Background

(a)	This Schedule 13D is being filed by Frank Kavanaugh (“the Reporting Persons”)

(b)	The principal business address for Frank Kavanaugh is 2532 Dupont Drive Irvine CA 92612-1524

(c)	Frank Kavanaugh is an individual investor

(d)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Frank Kavanaugh is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

As of the date hereof, (i) Frank Kavanaugh beneficially owns 118500 shares.  No borrowed funds were used to purchase the Shares.

Item 4. Purpose of Transaction

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.  The Reporting Persons reserve the right to effect transactions that would change the number of Shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

Item 5. Interest in Securities of the Issuer

(a)
As of the date hereof,  Frank Kavanaugh. may be deemed to be the beneficial owners of 118,500 shares constituting 6.75% of the Shares of the Issuer, based upon 1,756,000* Shares outstanding as of the date hereof.

(b)	Frank Kavanaugh has the sole power to vote or direct the vote or dispose of the shares of Common Stock

(c)	None

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.  Materials to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2009	By:	/s/ Frank Kavanaugh
Name: Frank Kavanaugh

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)